NEWS RELEASE
SANGOMA ANNOUNCES THIRD QUARTER FISCAL 2024 RESULTS
Continued strength in Services mix at 82% of total revenue in Q3 while Net Cash provided by Operating Activities increased 121% over the prior year period.

MARKHAM, ONTARIO, May 8, 2024 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its third quarter financial results and unaudited condensed consolidated interim financial statements for the quarter ended March 31, 2024.

US $000	Q3 FY2024	Q3 FY2023	Change	Q2 FY2024	Change
Revenue	$61,046	$62,764	(3)%	$62,276	(2)%
Gross profit	$43,000	$44,424	(3)%	$43,986	(2)%
Operating expenses[1]	$42,745	$43,368	(1)%	$44,537	(4)%
Net loss	$(1,268)	$(685)		$(3,239)
Net loss per share (fully diluted)	$(0.04)	$(0.02)		$(0.10)
Adjusted EBITDA[2]	$11,155	$12,243	(9)%	$10,448	7%
Net cash provided by operating activities	$15,506	$7,008	121%	$9,188	69%
Cash conversion of net cash provided by operating activities to Adjusted EBITDA[2]	139%	57%	143%	88%	58%

Sangoma's Services revenue was $50.35 million, representing 82% of total revenue in the third quarter of fiscal 2024. Products revenue decreased year over year, driven by macroeconomic headwinds and some delayed orders, however is consistent with our strategic objective to shift towards services.

The Company's balance sheet remains very strong as it continues to improve quarter over quarter. The third quarter finished with net cash provided by operating activities ("operating cash flow") of $15.51 million, an increase of 121% from the prior year period, and a cash balance of $18.39 million on March 31, 2024, reflecting a strong quarterly progression of operating cash flow. Cash conversion of operating cash flow to Adjusted EBITDA2 during the second quarter reached 139%, almost two and half times the rate compared to 57% conversion a year ago and 88% from the immediately preceding quarter. Sangoma continues to remain comfortably within its debt covenants.

"We are two quarters into the transformative journey and I am exceptionally pleased and proud of how the Sangoma team is maintaining excellent service for our core customers while bolstering our financial health," stated Charles Salameh, Chief Executive Officer.

"Our initiatives in expanding our go-to-market, reinvigorating our brand and investing in our enterprise architecture program are all tracking to plan. This, along with the continued strengthening of our balance sheet will enhance the strategic options we have to increase the value of our business."

Given the results for the third quarter and the assumptions below, Sangoma is reaffirming and providing further clarity on its guidance for fiscal year 2024. Prior guidance, announced on February 9, 2024, projected revenues ranging between $245 million and $250 million, with Adjusted EBITDA2 expected to fall within $41 million and $44 million. Upon careful evaluation, Sangoma is narrowing its fiscal year 2024 revenue guidance to a range of $246.5 million to $248.5 million and is refining its Adjusted EBITDA2 forecast to be between $41.5 million and $43.5 million.3

Operating expenses1 were $42.75 million for the quarter, slightly down from $43.37 million for the same period last year by about 1%.

Net loss for the third quarter was $1.27 million, while Adjusted EBITDA2 remained strong at $11.16 million or 18% of total revenue, reflecting a 7% increase compared to Q2 of fiscal year 2024.

Conference call
Sangoma will host a conference call on Wednesday, May 8, 2024, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA”.
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma is a leading provider of managed cloud-based communications and technology solutions for businesses worldwide. With a deep commitment to simplifying and enhancing communications, Sangoma offers a comprehensive suite of cloud-native communication solutions, including software, endpoints and connectivity services. With a focus on value-based offerings, Sangoma empowers businesses of all sizes to streamline their processes, reduce operational complexity, and increase efficiency. Whether it's cloud software solutions, reliable endpoints, or seamless connectivity, Sangoma's expert team is dedicated to delivering trusted and innovative services.

Sangoma is your one-stop solution for managed cloud communications services, making vendor management more straightforward and saving you valuable time. To learn more about how Sangoma can transform your communication infrastructure, visit our website at www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management's guidance on revenue and Adjusted EBITDA, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and remediate material weaknesses and significant deficiencies in our internal controls, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022 (and associated changes in global trade policies and economic sanctions), and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2023.

Our guidance is based on the Company’s assessment of many material assumptions, including:

•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The successful transformation of the Company’s go-to-market strategy
•The revenue trends the Company experienced in fiscal 2024 to-date, the trends we expect going forward in fiscal 2024, the impact of our transformation of our go-to-market strategy and the impact of growing economic headwinds globally
•The continuing effects of recent macro factors such as inflation, interest rates, recessions, invasions or declarations of war
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labour or shipping costs

•That the Company is able to attract and retain the employees needed to maintain the current momentum

Non-IFRS Measures and Reconciliation of Non-IFRS Measure
This press release contains references to Adjusted EBITDA, a non-IFRS measure. Non-IFRS financial measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Non-IFRS financial measures used herein have been applied on a consistent basis. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment and change in fair value of consideration payable. Adjusted EBITDA is a measure used by many investors to compare issuers. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company's main business activities before taking into consideration how they are financed, taxed, depreciated or amortized. Investors are cautioned that non-IFRS financial measures, such as Adjusted EBITDA, should not be construed as an alternative to net income or cash flow determined in accordance with IFRS. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(1,268)	(685)	(583)	85%	(6,951)	(5,396)	(1,555)	29%
Tax	(195)	(259)	64	(25)%	(1,186)	228	(1,414)	(620)%
Interest expense (net)	1,718	1,666	52	3%	5,175	4,876	299	6%
Share-based compensation	764	541	223	41%	2,282	2,738	(456)	(17)%
Depreciation of property and equipment	1,169	1,135	34	3%	3,292	3,634	(342)	(9)%
Depreciation of right-of-use assets	716	939	(223)	(24)%	2,206	2,917	(711)	(24)%
Amortization of intangibles	8,251	8,572	(321)	(4)%	24,974	25,727	(753)	(3)%
Restructuring and business integration costs	—	2,188	(2,188)	(100)%	1,491	2,595	(1,104)	(43)%
Loss (gain) on change in fair value of consideration payable	—	(1,854)	1,854	(100)%	202	(3,785)	3,987	(105)%
Adjusted EBITDA	11,155	12,243	(1,088)	(9)%	31,485	33,534	(2,049)	(6)%
Percentage of revenue	18%	20%	(1)%	(6)%	17%	18%	(1)%	(6)%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com